Exhibit 99.2

NEXGEN ENERGY LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Three and Nine Months Ended September 30, 2018

Dated November 6, 2018

1

NEXGEN ENERGY LTD. For the three and nine months ended September 30, 2018

GENERAL

This management’s discussion and analysis (“MD&A”) is management’s interpretation of the results and financial condition of NexGen Energy Ltd. (“NexGen” or the “Company”) for the three and nine months ended September 30, 2018 and includes events up to the date of this MD&A. This discussion should be read in conjunction with the unaudited condensed consolidated interim financial statements as at and for the three and nine months ended September 30, 2018 and the notes thereto (together, the “Interim Financial Statements”) and other corporate filings including NexGen’s annual information form for the year ended December 31, 2017 (the “AIF”) dated March 2, 2018, all of which is available under the Company’s profile on SEDAR at www.sedar.com. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified. This MD&A contains forward-looking information. Please see the section, “Note Regarding Forward-Looking Information” for a discussion of the risks, uncertainties and assumptions used to develop the Company’s forward-looking information.

It is important to note that in accordance with International Financial Reporting Standards (“IFRS”), IsoEnergy Ltd.’s (“IsoEnergy”) financial results are consolidated with those of NexGen, including in this MD&A. However, IsoEnergy is a listed entity with its own management, directors, internal control processes and financial budgets and finances its own operations.

Financial Statements

Management is responsible for the Interim Financial Statements referred to in this MD&A. The Audit Committee of the Company’s Board of Directors (the “Board”) has been delegated the responsibility of reviewing and approving the Interim Financial Statements and MD&A.

The Interim Financial Statements have been prepared in accordance with IAS 34, Interim Financial Reporting, and should be read in conjunction with NexGen’s audited financial statements for the year ended December 31, 2017 (the “Annual Financial Statements”), which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Based on the nature of the Company’s activities, both presentation and functional currency is Canadian dollars.

The Company’s Interim Financial Statements have been prepared using IFRS applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The ability of the Company to continue as a going concern is dependent on its ability to obtain financing and achieve future profitable operations.

Technical Disclosure

All scientific and technical information in this MD&A has been reviewed and approved by Mr. Troy Boisjoli, Geoscience Licensee, Vice President - Operations & Project Development for NexGen. Mr. Boisjoli is a qualified person for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), and has verified the sampling, analytical, and test data underlying the information or opinions contained herein by reviewing original data certificates and monitoring all of the data collection protocols.

For details of the Rook I Project including the key assumptions, parameters and methods used to estimate the updated mineral resource and Pre-Feasibility Study (“PFS”) set forth below, please refer to the technical report entitled “Technical Report on the Pre-Feasibility Study of the Arrow deposit, Rook I Property, Province of Saskatchewan, Canada”( the “Rook I PFS Technical Report”). The Rook I PFS Technical Report will be available within 45 days of the PFS news release date and filed under the Company’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml). The Rook I PFS Technical Report will be reviewed and approved by Paul O’Hara, P.Eng. of Wood PLC (“Wood”), David Robson, P.Eng. and Jason Cox, P.Eng. of Roscoe Postle Associates Inc. (“RPA”), each of whom is a “qualified person” under NI 43-101.

2

NEXGEN ENERGY LTD. For the three and nine months ended September 30, 2018

The Mineral Resource Estimate was completed by Mr. Mark Mathisen, C.P.G., Senior Geologist at RPA and Mr. David Ross, P.Geo., Director of Resource Estimation and Principal Geologist at RPA.  Both are independent Qualified Persons in accordance with the requirements of National Instrument (NI) 43-101 and they have approved the disclosure herein. All other technical information in this news release has been approved by Mr. Troy Boisjoli, Geoscientist Licensee, Vice President - Operations & Project Development for NexGen.  Mr. Boisjoli is a qualified person for the purposes of NI 43-101 and has verified the sampling, analytical, and test data underlying the information or opinions contained herein by reviewing original data certificates and monitoring all of the data collection protocols.

Natural gamma radiation in drill core reported in this MD&A was measured in counts per second (cps) using a Radiation Solutions Inc. RS-120 gamma-ray scintillometer. The reader is cautioned that total count gamma readings may not be directly or uniformly related to uranium grades of the rock sample measured; they should be used only as a preliminary indication of the presence of radioactive minerals.

BACKGROUND

NexGen was incorporated pursuant to the Business Corporations Act (British Columbia) on March 8, 2011 as "Clermont Capital Inc.", a capital pool company within the meaning of Policy 2.4 - Capital Pool Companies of the TSX Venture Exchange. On April 19, 2013, the Company completed its "qualifying transaction" and in connection therewith consolidated its common shares on a 2.35:1 basis and changed its name to "NexGen Energy Ltd.".

NexGen is a Canadian based uranium exploration company engaged in the exploration of its portfolio of early stage uranium exploration properties located in the Province of Saskatchewan, Canada. NexGen's principal asset is its 100% interest in the Rook I project, an exploration project in the Athabasca Basin, Saskatchewan (the "Rook I Project").

The Rook I Project is located in the southwest Athabasca Basin and is the location of the Company’s Arrow discovery in February 2014, the Bow discovery in March 2015, the Harpoon discovery in August 2016 and the South Arrow discovery in July 2017. The Rook I Project consists of thirty-two (32) contiguous mineral claims totaling 35,065 hectares.

The Company is listed on the Toronto Stock Exchange (the “TSX”) and NYSE American, LLC (“NYSE American”) under the symbol “NXE” and is a reporting issuer in each of the provinces of Canada other than Québec.

The Company has three wholly owned subsidiaries: NXE Energy Royalty Ltd., NXE Energy SW1 Ltd. and NXE Energy SW3 Ltd. (collectively, the “Subsidiaries”). The Company also holds 58.93% of the outstanding common shares of IsoEnergy, as of the date hereof.

In the year ended December 31, 2017, the Company completed a financing raising aggregate gross proceeds of US$110 million (the “Financing”) consisting of a private placement of: (a) 24,146,424 common shares at a price of US$2.0707 per share, for gross proceeds of US$50 million (the “Placement Shares”); and (b) US$60 million in aggregate principal amount of 7.5% unsecured convertible debentures (the “2017 Debentures”) with affiliates of CEF Holdings Limited and/or its shareholders (collectively, the “Investors”) and in connection therewith (i) extended the maturity date of the existing 7.5% unsecured convertible debentures (the “2016 Debentures” and together with the 2017 Debentures, the “Convertible Debentures”) from June 11, 2021 to July 22, 2022 to match the maturity date of the 2017 Debentures; and (ii) revised and consolidated certain other non-financial provisions of the 2016 Debentures, including the strategic alignment provisions, into an investor rights agreement, described in detail below under “Discussion of Operations”.

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NEXGEN ENERGY LTD. For the three and nine months ended September 30, 2018

OVERALL PERFORMANCE

General

In the nine months ended September 30, 2018, the Company continued exploration activities at its Rook I Project including the completion of 50,096.01 metres of drilling both regionally and at the Arrow deposit.

As an exploration stage company, the Company does not have revenues and historically has recurring operating losses. As at September 30, 2018, the Company had cash and cash equivalents of $132,713,083 (December 31, 2017: $164,943,850; September 30, 2017: $180,725,909), an accumulated deficit of $101,492,429 (December 31, 2017: $88,038,390; September 30, 2017: $55,981,539) and working capital of $124,829,123 (December 31, 2017: $162,745,615; September 30, 2017: $174,309,931).

The Interim Financial Statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Industry and Economic Factors that May Affect the Business

The business of mining for minerals involves a high degree of risk. NexGen is an exploration company and is subject to risks and challenges similar to companies in a comparable stage and industry. These risks include, but are not limited to, the challenges of securing adequate capital, exploration, development and operational risks inherent in the mining industry; changes in government policies and regulations; the ability to obtain the necessary permitting; as well as global economic and uranium price volatility; all of which are uncertain.

The underlying value of the Company’s exploration and evaluation assets is dependent upon the existence and economic recovery of mineral reserves and is subject to, but not limited to, the risks and challenges identified above. Changes in future conditions could require material write-downs of the carrying value of the Company’s exploration and evaluation assets.

In particular, the Company does not generate revenue. As a result, the Company continues to be dependent on third party financing to continue exploration activities on the Company’s properties, maintain capacity and satisfy contractual obligations including servicing the interest payments due on its convertible debentures and repaying the principal amount thereof at maturity (or sooner in the event of redemption in accordance with the terms of the Convertible Debentures. Accordingly, the Company’s future performance will be most affected by its access to financing, whether debt, equity or other means.

Access to such financing, in turn, is affected by general economic conditions, the price of uranium, exploration risks and the other factors described in the section entitled "Risk Factors" in the Company’s most recent annual information form, filed March 2, 2018.

At maturity of the Convertible Debentures, the US$120 million principal amount is due in full, and prior to then at a premium upon the occurrence of certain events, including a change of control. The Company holds sufficient US dollars to make all interest payments due under the Convertible Debentures until maturity but not to pay the entire principal amount. Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/US dollar exchange rate that may make the Convertible Debentures more costly to repay. In addition, unless the Company commences generating revenue prior to the maturity date of the Convertible Debentures (or sooner in the event of redemption in accordance with the terms of the Convertible Debentures), the Company will have to raise funds to repay the principal amount of the Convertible Debentures and there can be no assurance that the Company will be able to raise sufficient funds when required, at all, or on reasonable terms.

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NEXGEN ENERGY LTD. For the three and nine months ended September 30, 2018

SELECTED FINANCIAL INFORMATION

The following financial data is derived from the Interim Financial Statements and should be read in conjunction with NexGen’s audited Annual Financial Statements and unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2018:

	For the three		For the nine
	months ended		months ended

	September 30,	September 30,	September 30,	September 30,
	2018	2017	2018	2017

Operating expenses
Salaries, benefits and directors' fees	$818,000	$1,454,473	$3,521,396	$2,936,332
Office and administrative	484,941	477,185	1,350,190	1,138,512
Professional fees	621,896	421,166	1,559,548	1,265,403
Travel	188,260	158,112	614,407	488,599
Depreciation	266,500	210,308	890,069	581,420
Share-based payments	2,828,066	1,293,734	9,969,076	5,034,528
Finance income	(615,995)	(448,744)	(1,825,666)	(756,790)
Mark to market loss (gain) on convertible debentures	11,026,181	(7,800,655)	(9,677,302)	4,084,122
Convertible debenture issuance cost	—	2,811,146	—	2,811,146
Interest expense	2,939,402	2,515,136	8,933,328	5,504,501
Foreign exchange loss (gain)	786,925	1,055,215	(1,560,600)	1,567,441
Loss on disposal of equipment	—	—	6,065	—
Loss from operations	$19,344,176	$2,147,076	$13,780,511	$24,655,214
Deferred income tax recovery	(128,856)	(95,885)	(182,429)	(24,610)
Loss and comprehensive loss for the period	$19,215,320	$2,051,191	$13,598,082	$24,630,604
Loss and comprehensive loss attributable to:
Shareholders of NexGen Energy Ltd.	$19,002,306	$1,828,692	$13,064,983	$23,981,478
Non-controlling interests in IsoEnergy Ltd.	213,014	222,499	533,099	649,126
Loss and comprehensive loss for the period	$19,215,320	$2,051,191	$13,598,082	$24,630,604
Loss per common share attributable to the Company's
Basic & Diluted Loss per common share	$0.06	$0.01	$0.04	$0.08

Weighted average number of common shares outstanding
Basic & Diluted	346,776,859	332,702,616	344,440,009	316,247,722

Three months ended September 30, 2018 vs three months ended September 30, 2017

In the three months ended September 30, 2018, NexGen incurred a net loss of $19,215,320 or $0.06 per common share, compared to a net loss of $2,051,191 or $0.01 per common share for the three months ended September 30, 2017.

The Company incurred a mark to market loss on Convertible Debentures of $11,026,181 during the three months ended September 30, 2018 as compared to a mark to market gain of $7,800,655 in the three months ended September 30, 2017. This mark to market loss results from the fair value re-measurement of the Convertible Debentures at each report date, with any changes in the fair value being recognized in the loss (profit) and comprehensive loss (profit) for the period. The loss was primarily the result of fluctuations in the Company’s share price and foreign exchange rates.

Salaries, benefits and directors’ fees decreased from $1,454,473 in the three months ended September 30, 2017 to $818,000 in the three months ended September 30, 2018 due to a reduction in management personnel and special bonuses in the three months ended September 30, 2017.

Office and administrative costs increased from $477,185 in the three months ended September 30, 2017 to $484,941 in the three months ended September 30, 2018 mainly due to increased marketing in the three months ended September 30, 2018.

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NEXGEN ENERGY LTD. For the three and nine months ended September 30, 2018

Professional fees increased from $421,166 in the three months ended September 30, 2017 to $621,896 in the three months ended September 30, 2018 due to an increase in legal fees pertaining to various corporate and operational matters and audit fees.

Travel expenses increased from $158,112 in the three months ended September 30, 2017 to $188,260 in the three months ended September 30, 2018, primarily due to increases in marketing-related travel and general corporate activity in the three months ended September 30, 2018.

Depreciation increased from $210,308 in the three months ended September 30, 2017 to $266,500 in the three months ended September 30, 2018 due to an increase in the field equipment.

Share-based payments charged to the statement of loss and comprehensive loss increased from $1,293,734 in the three months ended September 30, 2017 to $2,828,066 in the three months ended September 30, 2018 due to more stock options being granted during the September 30, 2018 year-to-date period. These are non-cash charges derived by the graded vesting method of the Black-Scholes values. Stock options granted to directors and employees vest over two years with the corresponding share-based compensation expense being recognized over this period. Variances in share-based compensation expense are expected from period to period depending on many factors, including whether options are granted in a period and whether options have fully vested or have been cancelled in a period. The Company granted 720,482 stock options with a weighted average fair value per option of $1.66 in the three months ended September 30, 2018.

Finance income increased from $448,744 in the three months ended September 30, 2017 to $615,995 in the three months ended September 30, 2018 mainly due to interest earned on increased cash and cash equivalent balances.

Interest expense increased from $2,515,136 in the three months ended September 30, 2017 to $2,939,402 in the three months ended September 30, 2018 due to interest for the full three months on the 2017 Debentures, with the Convertible Debentures bearing interest at a rate of 7.5% per annum, payable semi-annually.

The Company incurred a foreign exchange loss of $1,055,215 in the three months ended September 30, 2017 compared to a foreign exchange loss of $786,925 in the three months ended September 30, 2018. These amounts are derived from foreign exchange rate fluctuations realized on US dollar denominated transactions and payments translated into Canadian dollars as well as unrealized foreign exchange rate fluctuations on US dollar cash and accounts payable balances held on September 30, 2018.

A deferred income tax recovery of $128,856 was recognized in the three months ended September 30, 2018 as compared to $95,885 in the three months ended September 30, 2017. This relates to IsoEnergy’s deferred income tax recovery on the income recognition on the flow-through share premium liability, offset by the temporary differences arising from the renunciation of flow-through shares in the three months ended September 30, 2018.

Nine months ended September 30, 2018 vs nine months ended September 30, 2017

In the nine months ended September 30, 2018, NexGen incurred a net loss of $13,598,082 or $0.04 per common share, compared to a net loss of $24,630,604 or $0.08 per common share for the nine months ended September 30, 2017.

The Company incurred a mark to market loss on the Convertible Debentures of $4,084,122 during the nine months ended September 30, 2017 as compared to a mark to market gain of $9,677,302 in the nine months ended September 30, 2018. Mark to market gains and losses result from the fair value re-measurement of the Convertible Debentures at each report date, with any changes in the fair value being recognized in the loss (profit) and comprehensive loss (profit) for the period. The mark to market gain for the nine months ended September 30, 2018 is due mainly to a decrease in the Company’s share price from $3.21 at December 31, 2017 to $2.62 at September 30, 2018 and the fluctuation in foreign exchange rates.

6

NEXGEN ENERGY LTD. For the three and nine months ended September 30, 2018

Salaries, benefits and directors’ fees increased from $2,936,332 in the nine months ended September 30, 2017 to $3,521,396 in the nine months ended September 30, 2018 due to severance payments to management personnel and hiring of new staff.

Office and administrative costs increased from $1,138,512 in the nine months ended September 30, 2017 to $1,350,190 in the nine months ended September 30, 2018 due to an increased regulatory filing fees and marketing.

Professional fees increased from $1,265,403 in the nine months ended September 30, 2017 to $1,559,548 in the nine months ended September 30, 2018 due to an increase in regulatory fees and legal fees pertaining to various corporate and operational matters in the nine months ended September 30, 2018.

Travel expenses increased from $488,599 in the nine months ended September 30, 2017 to $614,407 in the nine months ended September 30, 2018 mainly due to increased marketing related travel and general corporate activity in the nine months ended September 30, 2018.

Depreciation increased from $581,420 in the nine months ended September 30, 2017 to $890,069 in the nine months ended September 30, 2018 due to an increase in the increase infield equipment.

Share-based payments charged to the statement of loss (profit) and comprehensive loss (profit) increased from $5,034,528 in the nine months ended September 30, 2017 to $9,969,076 in the nine months ended September 30, 2018 due to more stock options being granted during the September 30, 2018 year-to-date period. These are non-cash charges derived by the graded vesting method of the Black-Scholes values. Stock options granted to directors and employees vest over two years with the corresponding share-based compensation expense being recognized over this period. Variances in share-based compensation expense are expected from period to period depending on many factors, including whether options are granted in a period and whether options have fully vested or have been cancelled in a period. During the nine months ended September 30, 2018, the Company granted 5,820,482 stock options with a weighted average fair value per option of $2.76.

Finance income increased from $756,790 in the nine months ended September 30, 2017 to $1,825,666 in the nine months ended September 30, 2018 due to an increase in interest earned on increased cash and cash equivalent balances.

Interest expense increased from $5,504,501 in the nine months ended September 30, 2017 to $8,933,328 in the nine months ended September 30, 2018. This increase is due to interest expense for the full nine months ended September 30, 2018 of the 2017 Convertible Debenture as compared nine months ended September 30, 2017 where interest was incurred on the 2017 Convertible Debenture from issuance in July 2017.

The Company incurred a foreign exchange loss of $1,567,441 in the nine months ended September 30, 2017 compared to a foreign exchange gain of $1,560,600 in the nine months ended September 30, 2018. These amounts are derived from foreign exchange rate fluctuations realized on US dollar denominated transactions and payments translated into Canadian dollars as well as unrealized foreign exchange rate fluctuations on US dollar cash and accounts payable balances held on September 30, 2018.

A deferred income tax recovery of $24,610 was incurred in the nine months ended September 30, 2017 as compared to a deferred income tax recovery of $182,429 in the nine months ended September 30, 2018. This relates to IsoEnergy’s deferred income tax recovery on the income recognition on the flow-through share premium liability, offset by the temporary differences arising from the renunciation of flow-through shares in the three months ended September 30, 2018.

7

NEXGEN ENERGY LTD. For the three and nine months ended September 30, 2018

Financial Position

The following financial data is derived from the Interim Financial Statements and should be read in conjunction with NexGen’s audited Annual Financial Statements and unaudited interim financial statements for the three months ended September 30, 2018:

Selected Financial Information
	September 30,	December 31,	September 30,
	2018	2017	2017

Exploration and evaluation assets	$186,027,558	$152,412,555	$142,339,673
Total assets	$326,419,298	$323,079,350	$328,444,240
Total current liabilities	$8,761,103	$3,014,430	$7,703,149
Total non-current liabilities	$162,169,223	$171,724,215	$148,265,764
Distributions or cash dividends declared per share	$—	$—	—

Financial Position as at September 30, 2018 vs December 31, 2017

NexGen had cash and cash equivalents totaling $132,713,083 as at September 30, 2018 compared to $164,943,850 as at December 31, 2017. This decrease in cash and cash equivalents was due to exploration and evaluation asset and equipment expenditures of $26,474,194 and $2,420,089, respectively, $5,788,726, of cash used in operating activities and $3,888,004 of cash interest paid on convertible debentures; offset by $3,951,334 of cash received from stock option exercises and shares of IsoEnergy issued to non-controlling interests for cash of $924,500.

Exploration and evaluation assets increased from $152,412,555 as at December 31, 2017 to $186,027,558 as at September 30, 2018 due to expenditures made on exploration and evaluation assets.

Current liabilities increased from $3,014,430 as at December 31, 2017 to $8,761,103 as at September 30, 2018. The majority of this increase is related to the timing of payments for exploration and evaluation expenditures and accrued interest on the Convertible Debentures.

Non-current liabilities decreased from $171,724,215 as at December 31, 2017 to $162,169,223 as at September 30, 2018 due to the net decrease in fair value of the Convertible Debentures resulting primarily from fluctuations in the Company’s share price and foreign exchange rates since December 31, 2017. The principal amount of the Convertible Debentures is US$120.0 million, due July 22, 2022.

DISCUSSION OF OPERATIONS

On May 17, 2017, the Company commenced trading on the NYSE American under the symbol “NXE”, and its common shares ceased trading on the OTCQX as of the close of trading on May 16, 2017.

On July 21, 2017, the Company completed the Financing and in connection therewith amended and restated the trust indenture entered into between Computershare Trust Company of Canada and the Company dated June 10, 2016 in respect of the 2016 Debentures to extend the maturity date of the 2016 Debentures to match the maturity date of the 2017 Debentures. In addition, certain non-financial provisions of the 2016 Debentures, including in particular the strategic alignment provisions were revised and consolidated into the investor rights agreement described below.

An establishment fee consisting of 869,271 common shares, calculated as 3% of the aggregate principal amount of the 2017 Debentures at a deemed price of US$2.0707 per share, was paid to the Investors in connection with the Financing.

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NEXGEN ENERGY LTD. For the three and nine months ended September 30, 2018

The Convertible Debentures mature on July 22, 2022 (the “Maturity Date”) and bear interest at a rate of 7.5% per annum, payable semi-annually in arrears, with 5.0% of such interest payable in cash and the remaining 2.5% payable in common shares of the Company, issuable at a price equal to the volume weighted average trading price of the common shares calculated in US dollars on the exchange or market which has the greatest trading volume in the Company’s common shares for the 20 consecutive trading days (“20-day VWAP”) ending three trading days preceding the date such interest payment is due.

The 2017 Debentures are convertible at the holders’ option, in whole or in part, into common shares at a conversion price (the “2017 Conversion Price”) of US$2.6919 per share, subject to adjustment. The Company may redeem the 2017 Debentures, in whole or in part, from July 21, 2020 and prior to the Maturity Date at a price equal to the outstanding principal amount plus accrued and unpaid interest up to the redemption date, provided the 20-day VWAP of the common shares for the period ending three trading days preceding the date immediately prior to the date the redemption notice is given exceeds 130% of the 2017 Conversion Price.

The 2016 Debentures are convertible at the holder’s option, in whole or in part, into common shares of the Corporation at a conversion price (the “2016 Conversion Price”) of US$2.3261 per common share, subject to adjustment. The Company may redeem the 2016 Debentures in whole or in part from June 10, 2019 and prior to the Maturity Date at a price equal to the outstanding principal amount plus accrued and unpaid interest up to the redemption date, provided the 20-day VWAP of the common shares for the period ending three trading days preceding the date immediately prior to the date the redemption notice is given exceeds 130% of the 2016 Conversion Price.

Upon completion, of a change of control (which includes in the case of the Investors’ right to require the Company to redeem the Convertible Debentures, a change in the Chief Executive Officer of the Company), the Investors of the Convertible Debentures may require the Company to redeem, or the Company has the right to redeem, any outstanding Convertible Debentures in cash at: (i) on or prior to July 21, 2020 for the 2017 Debenture and on or prior to June 10, 2019 for the 2016 Debenture, 130% of the principal amount; and (ii) at any time thereafter, 115% of the principal amount, in each case plus accrued but unpaid interest, if any. In addition, upon the public announcement of a change of control that is supported by the Board, the Company may require the Investors of the Convertible Debentures to convert the Convertible Debentures into common shares of the Company at the 2017 Conversion Price or 2016 Conversion Price, as applicable, provided the consideration payable upon the change of control exceeds the 2017 Conversion Price or 2016 Conversion Price, respectively, and is either payable in cash or is payable in property or securities which the holders of the 2017 Debentures or 2016 Debentures, as applicable, in their sole discretion, wish to receive.

A “change of control” of the Company is defined as: (i) the acquisition by any transaction, directly or indirectly, by a person or group of persons acting jointly or in concert of voting control or direction over 50% or more of the Company’s outstanding common shares; (ii) the amalgamation, consolidation or merger of the Company with or into another entity as a result of which the holders of the common shares immediately prior to such transaction, directly or indirectly, hold less than 50% of voting control or direction over the entity carrying on the business of the Company following such transaction; (iii) the sale, assignment, transfer or other disposition of all or substantially all of the property or assets of the Company to another entity in which the holders of the common shares immediately prior to such transaction, directly or indirectly, hold less than 50% of voting control or direction following such transaction; or (iv) the removal by resolution of the shareholders of the Company, of more than 51% of the then incumbent directors of the Company which removal has not been recommended in the Company’s management information circular, or the failure to elect to the Board a majority of the directors proposed for election by management in the Company’s management information circular.

In consideration for the increased investment in the Company pursuant to the Financing, the Company and the Investors entered into an investor rights agreement (the “Investor Rights Agreement”) dated July 21, 2017 which provides for the following and replaced those similar provisions contained in the 2016 Debentures. The Investor Rights Agreement provides that:

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NEXGEN ENERGY LTD. For the three and nine months ended September 30, 2018

(a)	for so long as the Investors hold at least 10% of the common shares (on a partially diluted basis), the Investors agreed: (i) not to tender or agree to tender (or convert) the Convertible Debentures or any common shares then held to an unsolicited takeover bid that constitutes a change of control, (ii) to exercise the votes attached to all common shares then held in respect of any change of control transaction, and deposit or tender such common shares, in accordance with the recommendation of the Board, (iii) to abstain or withhold votes in respect of any common shares they hold in respect of the election of individuals to the Board who are not nominees of management, and (iv) in respect of non-change of control matters, not to exercise the votes attached to any common shares they hold contrary to the recommendation of the Board;
(b)	for so long as the Investors hold at least 10% of the common shares (on a partially diluted basis), the Investors agreed to a standstill whereby they will, among other things, not acquire any securities of the Company or solicit proxies or otherwise attempt to influence the conduct of security holders of the Company;

(c)	for so long as the Investors hold at least 10% of the common shares (on a partially diluted basis), the Investors are subject to restrictions on disposition applicable to any common shares they hold, consisting of giving prior notice to the Company of any proposed disposition (within a 30 day period) of more than 0.5% of the number of common shares then outstanding and either: (i) disposing of such common shares to specific willing investors identified by the Company within a seven-day period; or (ii) thereafter, disposing of such common shares either through a broad distribution on the public markets or in a private transaction or block trade to anyone other than specific investors identified by the Company within the seven-day period; and
(d)	for so long as the Investors hold at least 15% of the common shares (on a partially diluted basis), CEF Holdings Limited has the right to nominate one director to the Board.

Each of the foregoing covenants other than (d) shall terminate upon a completion of a Fundamental Change. A Fundamental Change means the occurrence of any of the transactions involved or items (i), (ii) or (iii) of the definition of Change of Control set out above and a change in the Company’s Chief Executive Officer.

On September 18, 2017, the Company issued 111,110 common shares for the acquisition of the remaining 40% interest in the Dufferin Lake property (“Dufferin”). Dufferin comprises five contiguous mineral dispositions covering an area of 10,910 hectares and is located approximately 360 kilometres northwest of La Ronge, Saskatchewan.

Project Development

Drilling

The winter drill program was completed on April 8, 2018 with a total of 30,207.7 metres drilled and 54 completed holes.

Highlights of the 2018 winter drill program include the (i) positive infill drill results from the A3 high-grade domains; (ii) step-out holes drilled in key Mineral Resource expansion areas in the A1 and A2 shears; (iii) further exploration to the northwest of the currently defined boundaries of the Arrow deposit successfully intersected a newly discovered mineralized shear zone, named the A0 shear. The final hole of the 2018 winter program drilled to the northwest of the A0 Shear also intersected off-scale mineralization.

The summer drill program commenced on June12th and was completed on October 7th, 2018 with a total of 20,482.31 metres drilled and 29 completed holes.

10

NEXGEN ENERGY LTD. For the three and nine months ended September 30, 2018

Highlights of the 2018 summer drill program include the (i) completion of the first shaft pilot holes drilled at the Arrow deposit; (ii) geotechnical characterization of the A2 sub-zone and surrounding area, resulting in positive hydraulic conductivity tests and locally increasing the thickness of the A2 high-grade; (iii) geotechnical characterization and sterilization of the footwall resulted in a significant de-risking of the area envisioned for the PFS 500 m level infrastructure; (iv) drilling northeast of the A2 high-grade domain resulted in the identification of mineralization between the A2 and A3 shears as well as demonstrating the continuity of high-grade mineralization beyond the currently defined A2 high-grade domains. The Arrow deposit remains under-explored and under-tested on the periphery of the currently defined resource domains.

Results up to the completion of the winter 2018 drill program have been incorporated into the maiden Pre-Feasibility (“PFS”) released on November 5, 2018. The main objective from the summer 2018 drill program were project development in purpose rather than resource growth and expansion. As of the date hereof, 50,690.01 metres and 83 holes (and 2 failed cuts or recollared holes) have been completed as part of the combined winter and summer 2018 drill programs.

Mineral Resource Update

On November 5, 2018, the Company announced the following updated mineral resource estimate on the Rook I Project having an effective date of May 25, 2018:

Structure	Tonage (Tonnes)	Grade (U3O8%)	Metal U3O8 (U3O8 lbs)
Indicated Mineral Resource
A2 LG	1,240,000	0.79	21,700,000
A2 HG	460,000	17.85	181,000,000
A3 LG	1,010,000	0.70	15,500,000
A3 HG	180,000	9.68	38,400,000
Total	2,890,000	4.03	256,600,000
Inferred Mineral Resource
A1	1,510,000	0.72	23,900,000
A2 LG	1,290,000	0.7	19,900,000
A2 HG	5,000	12.7	1,400,000
A3 LG	1,230,000	1.11	30,000,000
A3 HG	1,000	9.07	200,000
A4	800,000	0.92	16,300,000
Total	4,840,000	0.86	91,700,000

Notes:

1.	CIM Definition Standards were followed for Mineral Resources, Mineral Resources are reported inclusive of Mineral Reserves. CIM defines Mineral Resource as a concentration or occurrence of a natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such a form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics, and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.
2.	Mineral Reserves include transverse and longitudinal stopes, ore development and incremental ore.
3.	Stopes and ore development were estimated at a cut-off grade of 0.25% U3O8.
4.	Incremental ore is material between 0.03% U3O8 and 0.25% U3O8 that must be extracted to access mining areas. 0.0% U3O8 is the limit for what is considered benign waste and material that be must be treated and stockpiled in an engineered facility.
5.	No by-product credits have been included in the Mineral Reserve statement.
6.	Mineral resources are estimated using a long-term metal price of US$45 per pound U3O8, and a 0.75 US$/C$ exchange rate (C$1.00 = US$0.75).
7.	A minimum mining width of 3.0 m was applied for all longhole stopes.
8.	The density varies according to the U3O8 grade in the block model. Waste density is 2.464 t/m3.
9.	Numbers may not add due to rounding.

11

NEXGEN ENERGY LTD. For the three and nine months ended September 30, 2018

Probable Mineral Reserves

On November 5, 2018, the Company announced the following maiden Probable Mineral Reserves on the Rook I Project having an effective date of May 25, 2018. The Probable Mineral Reserves include diluting materials and allowances for losses which may occur when material is mined:

Probable Mineral Reserves
Structure	Tonnage (Tonnes)	Grade (U3O8%)	Metal U3O8 (U3O8 lb)
A2	2,057,600	4.13%	187,400,000
A3	1,375,500	1.54%	46,700,000
Total	3,433,100	3.09%	234,100,000

Pre-Feasibility Study

On November 5, 2018, the Company announced the results of the PFS in respect of the Arrow deposit which was based on the updated mineral resource estimate set forth above.

	PEA	PFS	Variance
After-Tax Net Present Value (8% discount)	CAD $3.49 Billion	CAD $3.7 Billion	+6%
After-Tax Internal Rate of Return (IRR)	56.7%	56.8%	0%
After-Tax Payback	1.1 Years	1.2 Years	+9%
Initial Capital Costs (CAPEX)	CAD $1.19 Billion	CAD $1.25 Billion	+5%
Average Annual Production (Life of Mine)	18.5 M lbs U3O8	25.4 M lbs U3O8	+37%
Average Annual Production (Years 1-5)	27.6 M lbs U3O8	29.0 M lbs U3O8	+5%
Average Annual Throughput	1,448 tonnes per day	1,039 tonnes per day	-28%
Average Annual Grade	1.73% U3O8	3.09% U3O8	+79%
Mine Life	15 Years	9 Years	-6 years
Average Annual After -Tax Net Cash Flow (Life of Mine)	CAD $553 Million	CAD $909 Million	+64%
Average Annual Operating Cost (Life of Mine)	CAD $8.37 (US $6.70)/lb U3O8	CAD $ 5.81 (US $4.36)/lb U3O8	-31%
Operating Margins (Life of Mine)	85.5%	90.6%	+6%

Note: PEA based on $1.00 = US $0.80, PFS based on $1.00 = US $0.75

The PFS resource only includes Indicated Mineral Resource as per CIM guidelines. Indicated Mineral Resources are that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit Inferred Mineral Resource, it is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

The PFS envisioned a stand alone mine, mill and ancillary site infrastructure to support a 9 year mine life.

12

NEXGEN ENERGY LTD. For the three and nine months ended September 30, 2018

Mine

A detailed mine plan based on conventional long-hole stope mining was engineered using Indicated Mineral Resources only. Geotechnical studies during Pre-Feasibility supported the conventional longhole stoping mining method including the use of longitudinal and transverse stopes, 30 m level spacing, and the nominal stope strike length of 15 metres to 30 metres. This represents an excellent stope stability range for underground mining in highly competent conditions. The geometry of the Arrow deposit enables decoupled production areas in both the A2 and A3, enabling flexibility of mine sequencing.

Mill

The Study confirmed processing and production of Yellowcake from the Arrow deposit with conventional processing technology. The main components of the processing plant are:

•	Grinding
•	Leaching
•	Liquid-Solid Separation via Counter Current Decantation
•	Solvent Extraction
•	Yellowcake Precipitation
•	Yellowcake Packaging
•	Paste Tailings Plant

Detailed metallurgical study resulted in process recovery increasing to 97.6% (versus 96% in the PEA). In addition, the ammonia strip process envisioned in the PEA was updated to an acid strip process in the PFS, resulting in the complete elimination of ammonia in the processing facility. Elimination of ammonia from the processing facility will ultimately lead to improved effluent discharge performance.

The Study also confirmed that all processed waste streams can be stored in an Underground Tailings Management Facility (“UGTMF”). The Study also confirmed the geotechnical design, size and sequencing of the UGTMF as it relates to the mine plan. The UGTMF will significantly reduce the surface footprint of the Rook I project and represents continued and ongoing reclamation during operations, allowing for industry leading environmental sensitivity.

Cost Estimate

A capital cost estimate (Class 4 - AACE International classification guidelines) was produced from the Study. The pre-production capital costs (CAPEX) for the contemplated underground mine, process plant and supporting infrastructure at Arrow are estimated at CAD $1.247 billion with sustaining capital costs of CAD $262 million (included $0.48 million for decommissioning). Wood and RPA estimated the capital costs based on a three-dimensional civil model, a mechanical equipment list, material takeoffs, vendor budget quotations on major and secondary equipment, and inputs from leading expert service providers who have experience in construction projects and cost estimation both in the Athabasca Basin and globally. Pre-production construction is envisioned to be complete in three (3) years, the construction phase will be supported by a labour force consisting of skilled labour, trades persons, professionals and administration.

Preliminary Economic Assessment

The Company’s PFS built upon the independent maiden Preliminary Economic Assessment (“PEA”), which the Company released on July 31, 2017 of the basement-hosted Arrow deposit and a stand alone mine and mill at the Rook I Project. The maiden PEA was completed by RPA and is based on the mineral resource estimate announced by the Company in March 2017 (with an effective date of December 20, 2016). The PEA highlights include a 14.4-year mine life with an after-tax NPV8 of $3.49 Billion, 56.7% IRR, and a 1.1-year payback. Pre-production capital costs were estimated at $1.19 Billion and unit operation costs in years 1-5 was $5.53/lb U3O8 with a life of mine (LOM) operating cost of $8.37/lb U3O8. The PEA economics were supported by a robust production profile averaging 27.6M lb U3O8 in years 1-5 with an average LOM production rate of 18.5M lb U3O8. The March 2017 Mineral Resource Estimate formed the basis of the PEA which included Indicated Mineral Resources of 1.18Mt containing 179.5 M lb U3O8 grading 6.88% U3O8 and Inferred Mineral Resources of 4.25Mt containing 122.1 M lb U3O8 grading 1.3% U3O8.

13

NEXGEN ENERGY LTD. For the three and nine months ended September 30, 2018

The PEA is preliminary in nature and includes inferred mineral resources that are too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability

Outlook

The Company plans to continue developing the Rook I Project while commencing its Feasibility Study (“FS”). To support the FS, the Company is planning a 125,000 metre drill program focused on converting Mineral Resources from Indicated to Measured and Inferred to Indicated.

As stated above, the Company does not generate revenue. As a result, the Company continues to be dependent on third party financing to continue exploration activities on the Company’s properties, maintain capacity and satisfy contractual obligations (including servicing the interest payments due on the Convertible Debentures and repaying the principal amount thereof when due). Accordingly, the Company’s future performance and activities will be most affected by its access to financing, whether debt, equity or other means. Access to such financing, in turn, is affected by general economic conditions, the price of uranium, exploration results, and the other factors described below under “Risk Factors”.

Summary of Quarterly ResultS

The following financial information is derived from the Company’s financial statements, prepared in accordance with IFRS and presented in Canadian dollars. It should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for each of the past eight quarters, as well as the Annual Financial Statements.

(Expressed in Canadian dollars)	2018	2018	2018	2017	2017	2017	2017	2016
	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31

Finance income	$615,995	$617,126	$592,545	$548,994	$448,744	$133,549	$174,497	$271,975

Loss (profit) for the period	$19,215,320	$24,409,654	$(30,026,892)	$32,200,006	$2,051,191	$(3,127,153)	$25,706,568	$15,508,785

Loss (profit) for the period attributable to common shareholders	$19,002,306	$24,304,876	$(30,242,199)	$31,977,508	$1,828,692	$(3,324,392)	$25,477,182	$14,974,486

Loss (profit) per common share attributable to common shareholders
- Basic	$0.06	$0.07	$(0.09)	$0.10	$0.01	$(0.01)	$0.08	$0.05
- Diluted	$0.06	$0.07	$0.01	$0.10	$0.01	$0.01	$0.08	$0.05

NexGen does not derive any revenue from its operations except for interest income from its cash and cash equivalent balances. Its primary focus is the acquisition, exploration and evaluation of resource properties.

The significant fluctuations in loss (profit), particularly for the quarterly periods from December 31, 2016 to September 30, 2018, are mainly the result of mark to market gains or losses recognized on the fair value re-valuation of the Convertible Debentures at each quarter, with any changes in the fair value being recognized in the loss (profit) for the quarter.

Interest income recorded as finance income has fluctuated depending on cash and cash equivalent balances available to generate interest and the earned rate of interest.

The loss (profit) per period has fluctuated depending on the Company’s activity level and periodic variances in certain items. Quarterly periods are therefore not comparable due to the nature and timing of exploration activities.

14

NEXGEN ENERGY LTD. For the three and nine months ended September 30, 2018

Liquidity AND CAPITAL RESOURCES

NexGen has no revenue-producing operations, earns only minimal interest income on cash and cash equivalents, and historically has recurring operating losses. As at September 30, 2018, the Company had an accumulated deficit of $101,492,429.

As at the date of this MD&A, the Company has approximately $129.2 million in cash and cash equivalents and approximately $6.6 million in current liabilities. The Company’s working capital balance as at the date of this MD&A is approximately $122.8 million.

On July 21, 2017, the Company completed the Financing raising total gross proceeds of US$110 million. The Financing positions the Company to continue its planned exploration activities at the Rook I Project and planned pre-development activities and assessments, while maintaining current corporate capacity (including servicing the interest payments on the Convertible Debentures), which includes wages, consulting fees, professional fees, costs associated with the Company’s office in Vancouver and Saskatoon and fees and expenditures required to maintain all of its tenements.

The Company does not have any commitments for capital expenditures. However, as of the date hereof, the Company has the following contractual obligations:

	(Expressed in Canadian dollars)
Contracts and leases	Total	Less than 1 year	1-3 years	3-5 years		After 5 years
Convertible debentures(1)	$180,331,667	$7,800,000	$15,600,000	$156,931,667	(3)	$—
Office leases(2)	5,633,643	873,876	1,214,325	2,226,648		1,318,794
Total contractual obligations	$185,965,310	$8,673,876	$16,814,325	$159,158,314		$1,318,794

(1) Cash interest payments on 2016 and 2017 Debentures converted from US$ into C$ at a rate of 1.30.
(2) Leases pertain to Vancouver corporate head office, Saskatoon offices and IsoEnergy's corporate head office.
(3) This includes repayment of the US$120 million principal amount of 2016 and 2017 Debentures which, if not converted prior to maturity, will become due and payable (converted from US$ into C$ at a rate of 1.30).

On an ongoing basis, and particularly in light of current market conditions for mineral exploration, management evaluates and adjusts its planned level of activities, including planned, exploration and committed administrative costs, to maintain adequate levels of working capital.

As previously stated, the Company is dependent on external financing, including equity issuances and debt financing, to fund its activities. Even with the recent Financing, circumstances that could impair the Company’s ability to raise future additional funds include general economic conditions, the price of uranium and the other factors set forth below under “Risk Factors” in the Company’s current annual information form and above under “Industry and Economic Factors that May Affect the Business”.

The Company has not paid any dividends and management does not expect that this will change in the near future.

Working capital is held in cash and cash equivalents, significantly reducing any liquidity risk of financial instruments held by NexGen.

Off-Balance Sheet Arrangements

The Company had no off-balance sheet arrangements as at September 30, 2018 or as at the date hereof.

Transactions With Related Parties

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors, corporate officers and related companies.

15

NEXGEN ENERGY LTD. For the three and nine months ended September 30, 2018

Remuneration attributed to key management personnel can be summarized as follows:

	For the nine months ended
	September 30, 2018	September 30, 2017
Short-term compensation(1)	$2,056,649	$2,856,509
Share-based payments (stock options)(2)	$9,148,119	$4,858,629
	$11,204,768	$7,715,138

Notes:

(1) Short-term compensation to key management personnel for the nine months ended September 30, 2018 amounted to $2,056,649 (2017 - $2,856,509) of which $1,557,606 (2017 - $2,340,533) was expensed and included in salaries, benefits and directors’ fees on the statement of loss and comprehensive loss. The remaining $499,043 (2017 - $515,976) was capitalized to exploration and evaluation assets.

(2) Share-based payments to key management personnel for the nine months ended September 30, 2018 amounted to $9,148,119 (2017 - $4,858,629) of which $8,459,681 (2017 - $4,250,675) was expensed and $688,438 (2017 - $607,954) was capitalized to exploration and evaluation assets.

As at September 30, 2018, there was $13,370 (December 31, 2017 - $542,361) included in accounts payable and accrued liabilities owing to its directors and officers for compensation.

OUTSTANDING SHARE DATA

The authorized capital of NexGen consists of an unlimited number of common shares and an unlimited number of preferred shares. As at November 6, 2018, there were 349,318,068 common shares, 34,270,482 stock options and no preferred shares issued and outstanding.

Set forth below are details regarding the outstanding stock options.

Number of Options	Number Exercisable	Exercise Price	Remaining Contractual Life (Years)	Expiry Date

250,000	250,000	$0.30	0.22	December 19, 2018
175,000	175,000	$0.40	0.41	February 28, 2019
150,000	150,000	$0.46	0.41	February 28, 2019
50,000	50,000	$0.50	0.41	February 28, 2019
75,000	75,000	$0.64	0.41	February 28, 2019
50,000	50,000	$2.65	0.41	February 28, 2019
25,000	25,000	$2.24	0.41	February 28, 2019
25,000	25,000	$3.39	0.41	February 28, 2019
50,000	50,000	$0.46	0.54	April 15, 2019
450,000	450,000	$0.50	0.54	April 15, 2019
200,000	200,000	$0.62	0.54	April 15, 2019
350,000	350,000	$0.64	0.54	April 15, 2019
800,000	800,000	$2.65	0.54	April 15, 2019
475,000	475,000	$2.24	0.54	April 15, 2019
475,000	475,000	$3.39	0.54	April 15, 2019
2,450,000	2,450,000	$0.40	0.64	May 23, 2019
3,300,000	3,300,000	$0.46	1.23	December 24, 2019
2,850,000	2,850,000	$0.50	1.66	May 27, 2020
3,250,000	3,250,000	$0.64	2.21	December 16, 2020
250,000	250,000	$2.69	2.69	June 8, 2021
4,425,000	4,425,000	$2.65	2.73	June 23, 2021
2,800,000	1,866,667	$2.24	3.21	December 15, 2021
250,000	166,667	$3.11	3.56	April 22, 2022
1,475,000	491,666	$2.93	4.12	November 13, 2022
3,800,000	1,266,667	$3.39	4.21	December 14, 2022
475,000	158,333	$2.39	4.54	April 13, 2023
4,525,000	1,508,334	$2.85	4.69	June 8, 2023
100,000	33,333	$2.66	4.72	June 20, 2023
720,482	240,160	$2.49	4.89	August 21, 2023
34,270,482	25,856,827

16

NEXGEN ENERGY LTD. For the three and nine months ended September 30, 2018

CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable in the circumstances. Uncertainty about these judgments, estimates and assumptions could result in a material adjustment to the carrying amount of the affected asset or liability in future periods.

Information about significant areas of estimation uncertainty considered by management in preparing the Interim Financial Statements is as follows:

(i) Impairment

At the end of each financial reporting period the carrying amounts of the Company’s non-financial assets are reviewed to determine whether there is any indication of an impairment loss or reversal of previous impairment. Where such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. With respect to exploration and evaluation assets, the Company is required to make estimates about future events and circumstances regarding whether the carrying amount of intangible exploration assets exceeds its recoverable amount. Recoverability is dependent on various factors, including the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production or proceeds from the disposition of the exploration and evaluation assets themselves. Additionally, there are numerous geological, economic, environmental and regulatory factors and uncertainties that could impact management’s assessment as to the overall viability of its properties or the ability to generate future cash flows necessary to cover or exceed the carrying value of the Company’s exploration and evaluation asset properties.

(ii) Share-based payments

The Company uses the Black-Scholes option pricing model to determine the fair value of options and warrants in order to calculate share-based payments expense and the fair value of warrants. The Black-Scholes model involves nine key inputs to determine fair value of an option or warrant: risk-free interest rate, exercise price, market price at date of issue, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based payments expense.

(iii) Fair value of financial instruments

The Company measures its financial instruments at fair value. Where the fair value of financial assets and financial liabilities recorded in the financial statements cannot be derived from active markets, their fair value is determined using valuation techniques including a convertible note valuation model for the Convertible Debentures. The inputs used in these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

17

NEXGEN ENERGY LTD. For the three and nine months ended September 30, 2018 changes in accounting policies

The accounting policies followed by the Company are set out in Note 4 to the Annual Financial Statements and have been consistently followed in the preparation of these financial statements except for the following change in accounting policy:

In the period ended September 30, 2018, the Company transitioned to IFRS 9, Financial Instruments, as of January 1, 2018. As the Company has taken an exemption not to restate prior periods with respect to classification and measurement, it has recognized the cumulative effects of retrospective application to shareholders’ equity at the beginning of the 2018 annual reporting period that includes the date of initial application. Therefore, the adoption of IFRS 9 resulted in a decrease to opening accumulated deficit on January 1, 2018 of $503,146 with a corresponding adjustment to accumulated other comprehensive (loss) profit. Additional detail on the effect of adopting IFRS 9 are contained in Note 4 to the Interim Financial Statements.

Future Accounting Pronouncements:

The following standards have not been adopted by the Company and are being evaluated to determine their impact:

IFRS 16 is a new standard that will replace IAS 17 for the accounting and measurement of leases with a term of more than 12 months, effective for annual periods beginning on or after January 1, 2019.

Capital Management

The Company manages its capital structure, and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and evaluation of assets. The Board does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain the future development of the business.

In the management of capital, the Company considers all components of equity and is dependent on third party financing, whether through debt, equity, or other means. Although the Company has been successful in raising funds to date, there is no assurance that the Company will be successful in obtaining the required financing in the future or that such financing will be available on terms acceptable to the Company.

The properties in which the Company currently has an interest are in the exploration stage. As such the Company has historically relied on the equity markets to fund its activities. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it determines that there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

As discussed in the section above entitled “Overall Performance”, the Company completed a Financing raising gross proceeds of US$110 million in the period ended December 31, 2017. In addition to holding sufficient US dollars to make all interest payments due under the Convertible Debentures until maturity, the Company is investing the remaining funds from the Financing into short-term products offering the highest yields.

The Company is not subject to externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the nine months ended September 30, 2018.

18

NEXGEN ENERGY LTD. For the three and nine months ended September 30, 2018

Financial Instruments and Other instruments

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, and convertible debentures. The risks associated with these financial instruments are discussed below.

The fair values of the Company’s cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximate their carrying value, due to their short-term maturities or prompt liquidation ability. The Company’s cash and cash equivalents are classified as loans and receivables and are initially recorded at fair value and subsequently at amortized cost with accrued interest recorded in amounts receivable.

The fair value of the Company’s Convertible Debentures is re-measured at its fair value at each reporting date with any change in fair value recognized in profit or loss.

The Company’s risk exposure and the impact on its financial instruments are summarized below:

(a) Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments potentially subject to credit risk are cash and cash equivalents, short-term investments and amounts receivable. The Company holds cash and cash equivalents and short-term investments with large Canadian and Australian banks. Credit risk is concentrated as a significant amount of the Company’s cash and cash equivalents on hand and short-term investments are held at two financial institutions. Management believes the risk of loss to be remote. The Company’s amounts receivable consists of input tax credits receivable from the Government of Canada and interest accrued on cash equivalents and short-term investments. Accordingly, the Company does not believe it is subject to significant credit risk.

(b) Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company attempts to manage liquidity risk by maintaining sufficient cash and cash equivalent balances. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital to meet short-term obligations. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at September 30, 2018, NexGen had cash and cash equivalents of $132,713,083 to settle accounts payable and accrued liabilities of $8,761,103.

(c) Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices.

(i) Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company holds its cash and cash equivalents in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values of the Company’s cash and cash equivalent balances as of September 30, 2018. The Company manages interest rate risk by maintaining an investment policy for short-term investments held in cash equivalents. This policy focuses primarily on preservation of capital and liquidity. The Company monitors its investments and is satisfied with the credit rating of its banks. The Convertible Debentures, in an aggregate principal amount of US$120 million, carry a fixed interest rate of 7.5% and hence, are not subject to interest rate fluctuations.

19

NEXGEN ENERGY LTD. For the three and nine months ended September 30, 2018

(ii) Foreign Currency Risk

The functional currency of the Company and its subsidiaries is the Canadian dollar. The Company is affected by currency transaction risk and currency translation risk. Consequently, fluctuations of the Canadian dollar in relation to other currencies impact the fair value of financial assets, liabilities and operating results.

Financial assets and liabilities subject to currency translation risk primarily include Australian and US dollar denominated cash and US dollar accounts payable and accrued liabilities. The Company maintains a Canadian and US dollar bank accounts in Canada.

The Company is exposed to foreign exchange risk on its US dollar denominated Convertible Debentures. At maturity the US$120 million principal amount of the Convertible Debentures is due in full, and prior to then at a premium upon the occurrence of certain events, including a change of control. The Company holds sufficient US dollars to make all interest payments due under the Convertible Debentures until maturity but not to pay the entire principal amount. Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/US dollar exchange rate that may make the Convertible Debentures more costly to repay.

(iii) Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Accordingly, significant movements in the Company’s share price may affect the valuation of the Convertible Debentures which may adversely impact its earnings.

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatility. Future declines in commodity prices may impact the valuation of long-lived assets. The Company closely monitors the price of uranium, individual equity movements, and the stock market to determine the appropriate course of action, if any, to be taken by the Company.

(iv) Sensitivity Analysis

As at September 30, 2018, the Company’s US dollar net financial liabilities were US$88,275,831. Thus a 10% change in the Canadian dollar versus the US dollar exchange rates would give rise to a $11,426,347 change in loss (profit) and comprehensive loss (profit).

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

RISK FACTORS

The operations of the Company are speculative due to the high-risk nature of its business which is the exploration of mining properties. For a comprehensive list of the risks and uncertainties facing the Company, please see “Risk Factors” in the Company’s most recent annual information form and above under “Industry and Economic Factors that May Affect the Business”. These are not the only risks and uncertainties that NexGen faces. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair its business operations. These risk factors could materially affect the Company's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

SEGMENT INFORMATION

The Company operates in one reportable segment, being the acquisition, exploration and development of uranium properties. All of the Company’s non-current assets are located in Canada.

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NEXGEN ENERGY LTD. For the three and nine months ended September 30, 2018

NOTE REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information and statements include, but are not limited to, statements with respect to planned exploration activities, the future interpretation of geological information, the cost and results of exploration activities, future financings, the future price of uranium and requirements for additional capital.

Generally, but not always, forward-looking information and statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen’s business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the proposed transaction will be completed, the results of planned exploration activities are as anticipated, the price of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen’s planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, imprecision of mineral resource estimates, the appeal of alternate sources of energy and sustained low uranium prices, aboriginal title and consultation issues, exploration risks, reliance upon key management and other personnel, deficiencies in the Company’s title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licenses, changes in laws, regulations and policy, competition for resources and financing and other factors discussed or referred to in the Company’s Annual Information Form dated March 2, 2018 under “Risk Factors”.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The forward-looking information and statements contained in this MD&A are made as of the date of this MD&A and, accordingly, are subject to change after such date. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

Approval

The Audit Committee and the Board of NexGen have approved the disclosure contained in this MD&A. A copy of this MD&A will be provided to anyone who requests it and can be located, along with additional information, on the Company’s profile SEDAR website at www.sedar.com or by contacting the Corporate Secretary, located at Suite 3150, 1021 West Hastings Street, Vancouver, BC V6E 0C3 or at (604) 428-4112.

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